

U.S. Securities and Exchange Commission

Division of Investment Management

September 5, 2024

VIA U.S. Mail

Jefferson Lincoln Gottfried
4283 Express Lane
Suite 6798-213
Sarasota, Florida 34249

Jefferson Lincoln Gottfried
222 4th Ave. North East
Dauphin Manitoba Canada
R7N-0Y2

Re: **Jefferson Lincoln Gottfried/Super Florida Man Inc.**
          File No. 811-23970

Dear Mr. Gottfried:

On June 5, 2024 you filed a Form N-8A notifying the Commission of your intention to be registered under the Investment Company Act of 1940 ("Company Act"). In that filing, you note that you are concurrently filing a registration statement pursuant to Section 8(b) of the Company Act but the registration statement was not included with the filing nor was it later filed.

As such, your current filing is materially deficient. Consequently, we believe you should either deregister the company or amend the filing to provide substantive and accurate responses to the Form N-8A item requirements and file a registration statement under the Company Act. In that regard, we believe you should consult with a lawyer to assist you with the deregistration process or in complying with the requirements of Form N-8A and the appropriate registration form.

As a result of these deficiencies, you should not deem yourself a "registered" investment company. We do not believe investors should rely on the documents you have filed with us for any investment purpose. It is our intention to post this letter.

Sincerely,

Disclosure Review and Accounting Office